FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:	1.	Director Shareholding announcement made on 07 April 2005
	2.	AGM Statement announcement made on 20 April 2005
	3.	Document Viewing Facility announcement made on 20 April 2005
	4.	Directorate Change announcement made on 21 April 2005
	5.	Document Viewing Facility announcement made on 21 April 2005
	6.	Dividend Declaration announcement made on 25 April 2005

Enclosure No. 1

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Sir Fred Goodwin

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Sir Fred Goodwin

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Sir Fred Goodwin

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares / amount of stock acquired

7

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£16.79

13. Date of transaction

7 April 2005

14. Date company informed

7 April 2005

15. Total holding following this notification

64,988

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

7 April 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 2

The Royal Bank of Scotland Group plc AGM Statement

20 April 2005

The Meeting will deal with the proposed Resolutions as outlined in the Notice of Meeting issued to Shareholders dated 7 March 2005, and will provide a summary of the business and financial performance of the Group in 2004.

The following is an extract from the speech to be made by Sir George Mathewson, Chairman, at the Meeting.

"In 2004, we increased our Group operating profit, that is, our profit before tax, goodwill amortisation and integration costs by 15 per cent to £8,101 million. And we increased our profit before tax by 14 per cent, to £6,917 million."

"We also increased our adjusted earnings per share by 10 per cent. The Board is recommending a final dividend of 41.2p per ordinary share, an increase of 15 per cent over the previous years dividend. This is the twelfth consecutive year in which we have increased our dividend per share by 15 per cent."

"In 2004, we increased our total income by 18 per cent. Adjusting for the impact of currency movements, our income growth was 20 per cent. Of this 20 per cent growth in our income, acquisitions accounted for 9 per cent, organic growth 11 per cent. As a result of the relative movements in income and expenses, we improved our cost income ratio from 42.6 per cent in 2003 to 40.8 per cent in 2004."

"During 2004 we made several acquisitions, the largest of which was the US bank, Charter One. Charter One is an excellent fit with our existing US business, Citizens Financial Group. Charter One’s presence in various densely populated states has enabled a significant expansion of Citizens’ existing and potential customer base. Since acquiring Charter One on 31 August 2004, the initial performance of the business has been good and integration is fully on track. During the last 18 months we completed two other large acquisitions – Churchill Insurance and First Active. In each case, as for Charter One, IT migration is fully on track and we are delivering transaction benefits in line with our plans."

"Our people are the key to our success. The addition of 1,000 staff at NatWest was among the 4,500 new jobs created by organic growth, the majority of them customer facing. Our total number of Full Time Equivalent employees rose to nearly 137,000, up by 16,000 from around 121,000 last year."

"The training and development of our staff is a high priority to ensure that they fully develop their potential and continue to deliver a very high quality of service to our customers. Over £50 million was invested in development and leadership programmes in 2004."

"There has been no change to our policy not to transfer jobs offshore. This continues to differentiate us from the vast majority of our competitors, and is important to maintaining the commitment and loyalty of our employees."

"We owe our people more than stable, safe and fair employment. The environment in which they work should be fully fit for purpose in the 21st century. We have recently completed new regional centres in Manchester and Birmingham, part of our work to rationalise and improve our office premises."

"At Gogarburn, the office accommodation and the associated training and social facilities have been designed with the help of our staff who will work there. Work is on budget and ahead of schedule and staff will transfer, this summer, to the new building, which will provide a modern, efficient and pleasant working environment for 3,250 people."

"Banks sit at the heart of the community. While our products and services must meet the needs of people and businesses, there is more that we can do to contribute. The value of our community investment programme in 2004 was £46 million, making it one of the largest in Europe."

"In parallel with our responsibilities to the community, we have an obligation to minimise our impact on the environment. In 2004 we improved our position to second equal in the Dow Jones Sustainability World Index for the banking sector, and our score was 22 per cent above the global average for the sector. Our policies and practice focus on the key areas of energy consumption, transport and waste management, and we are ahead of our targets in each of these areas, with some significant achievements in savings."

"At previous meetings, we have mentioned our strength, diversity and flexibility. These are real qualities, evident across the Royal Bank Group. They give us confidence that we can continue to provide customers with improved service, with well rewarded and highly motivated staff, while allowing us to make a major contribution to the communities in which we operate."

"For our shareholders, we continue to focus on the fundamentals of growing our income and improving our efficiency, while maintaining sustainable credit quality. And we continue to focus on having strategic options, so that we can sustain our growth in income and earnings over the long term."

"The Group continues to perform well, although many indicators suggest that we are facing a period of increased consumer caution in the UK. In corporate banking and financial markets, we continue to see good growth in the UK and in our overseas operations. In the United States our businesses continue to perform well and the integration of Charter One is fully on track."

Forward Looking Statements
This announcement contains forward looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters, such as the Group's future economic results, business plans and strategies, and are based upon the current expectations of the directors. They are subject to a number of risks and uncertainties that might cause actual results and events to differ materially from the expectations expressed in the forward looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, regulatory developments, competitive conditions, technological developments and general economic conditions. The Group assumes no responsibility to update any of the forward looking statements contained in this announcement.

Enclosure No. 3

The Royal Bank of Scotland Group plc

20 April 2005

In accordance with sections 9.31(a) and 9.32 of the UK Listing Authority rules, The Royal Bank of Scotland Group plc has today submitted to the Document Viewing Facility the circular Letter to Shareholders together with the Form of Election in connection with the offer of shares in lieu of a cash dividend.

Enclosure No. 4

THE ROYAL BANK OF SCOTLAND GROUP plc

Lord Vallance, Sir Angus Grossart and Iain Robertson have retired from the boards of The Royal Bank of Scotland Group plc, The Royal Bank of Scotland plc and National Westminster Bank Plc with effect from 20 April 2005.

21 April 2005

Enclosure No. 5

The Royal Bank of Scotland Group plc

21 April 2005

In accordance with sections 9.31(a) and 9.32 of the UK Listing Authority rules, The Royal Bank of Scotland Group plc has today submitted to the Document Viewing Facility copies of the additional business resolutions passed at the Annual General Meeting held on 20 April 2005.

Enclosure No. 6

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON 11 PER CENT AND 5.5 PER CENT CUMULATIVE PREFERENCE SHARES FOR THE HALF YEAR TO 31 MARCH 2005

The Directors have declared a half-yearly dividend on the 11 per cent and the 5.5 per cent £1 cumulative preference shares. The dividend will be paid on 31 May 2005 at the rate of 5.5 per cent and 2.75 per cent, respectively and will be paid to those preference shareholders on the Register at the close of business on 6 May 2005.

25 April 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 April 2005

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat